Exhibit 99.1

NOTICE OF

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 24, 2022

To the shareholders and ADS holders of SaverOne 2014 Ltd. (the “Company”):

Notice is hereby given that the 2022 Annual General Meeting of Shareholders will be held on Monday, October 24, 2022, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel.

The agenda of the annual meeting will be as follows:

1.	To re-elect each of Ori Gilboa and Jacob Tenenboim to our Board of Directors, and to re-elect Yaron Be’eri to our Board of Directors as an independent director, until our next annual general meeting of shareholders (a separate vote for each director will be taken).

2.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2022, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

3.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2021 and to transact such other business as may properly come before the meeting.

Only shareholders and holders of American Depositary Shares at the close of business on September 26, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. You are cordially invited to attend the annual meeting in person.

If you are unable to attend the annual meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the annual meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the annual meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at Em Hamoshavot Rd. 94, Petah Tikva, Israel 49130, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
September 19, 2022

Em Hamoshavot Rd.

94, Petah Tikva,

Israel

PROXY STATEMENT

FOR 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 24, 2022

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, including holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the 2022 Annual General Meeting of Shareholders, to be held on Monday, October 24, 2022, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “SaverOne”, “we”, “us”, “our” and the “Company” to refer to SaverOne 2014 Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.	To re-elect Ori Gilboa to our Board of Directors until our next annual general meeting of shareholders.

2.	To re-elect Jacob Tenenboim to our Board of Directors until our next annual general meeting of shareholders.

3.	To re-elect Yaron Be’eri to our Board of Directors as an independent director until our next annual general meeting of shareholders.

4.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2022, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

5.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2021 and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the annual meeting. Should any other matters be properly raised at the annual meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on September 26, 2022, shall be entitled to receive notice of and to vote at the annual meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual meeting. If you do not plan to attend the annual meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Relations” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the annual meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the annual meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the annual meeting or at any postponements or adjournments of the annual meeting.

Solicitation

Shareholders and ADS holders may vote at the annual meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the annual meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the annual meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about September 20, 2022. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposals described in this proxy statement pursuant to the Israeli Companies Law 5759-1999 (“Israeli Companies Law”), you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at Em Hamoshavot Rd. 94, Petah Tikva, 49130, Israel, not later than ten days before the annual meeting. Response of the board to the position statement may be submitted not later than five days before the annual meeting.

Quorum

At the close of business on September 16, 2022, we had outstanding 23,735,591 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the annual meeting.

Under our articles of association, the annual meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

The approval of each of the proposals is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our board of directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, www.saver.one. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSALS 1-3:

RE-ELECTION OF DIRECTORS

Background

Under the Israeli Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers that are not specifically granted to any other organ of the Company.

Our articles of association provide that we must have at least three directors and may have no more than 12 directors, including the legally required number of external directors. Our Board of Directors currently consists of seven directors, including two directors who are deemed external directors per the requirements of the Companies Law. These two directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Directors may be selected only in annual general meetings of our shareholders. Every director so selected shall serve until the following annual general meeting of our shareholders. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

Directors so elected may be dismissed from office at a general meeting prior to the expiration of their term of office by the affirmative vote of an ordinary majority of the shareholders of the Company. If the dismissal of a director is on the agenda, the director will be granted a reasonable opportunity to express his or her position to the general meeting.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

In addition, our articles of association allow our board of directors to appoint new directors to fill vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association. Our board of directors may continue to operate for as long as the number of directors is no less than the minimum number of directors mentioned above.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms, or more, under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and Shlomo Shalev and Yaron Be’eri have such expertise.

Gil Sheratzki and Yehoshua Abramovic elected not to stand for re-election, and their the terms of service as directors of the Company will cease at the end of the Company’s 2022 Annual General Meeting. Upon his re-election, Yaron Be’eri will replace Yehoshua Abramovic as a member of the Company’s Audit Committee and Compensation Committee.

The director nominees, whose professional backgrounds are provided below, have advised us that they are willing, able, and ready to serve as directors if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominees.

Ori Gilboa has served as our Chief Executive Officer since September 2019 and director since June 2020. From January 2017 until August 2019, Mr. Gilboa served as the Chief Executive Officer of Negev Group, Israel’s leading home design group. From 2012 to 2016, Mr. Gilboa served as the General Manager of Israeli operations for the James Richardson Corporation, where he oversaw the operation of duty-free stores in Ben Gurion Airport in Israel. Mr. Gilboa holds a B.Sc in Industrial Engineering and an MBA from Tel Aviv University.

Jacob Tenenboim has served on our board of directors as Chairman since July 2015. Since 2001, Mr. Tenanboim has served as the Chief Executive Officer and Chairman of I.T. Net Investments Ltd. In addition to his role at I.T. Net Investments, Mr. Tenenboim has significant directorship experience. Since 2020, Mr. Tenenboim has served as a Director of Unicorn Technology. Since 2015, Mr. Tenenboim has served as Chairman of the Board of Directors of Bobile Ltd. From September 2016 until June 2017, and then again from December 2017 until June 2021, Mr. Tenenboim has served as a Director of Somoto BVI. Mr. Tenenboim holds an M.SC in industrial engineering from Tel Aviv University.

Yaron Be’eri has served on our board of directors since June 2020. Since 2019, Mr. Be’eri has served as the Chief Executive Officer of Yahad – United for Israel’s Soldiers, a nonprofit organization dedicated toward raising funds for Israeli Defense Forces soldiers. Prior to this, from 2017-2019, Mr. Be’eri served as the Deputy Chief Executive Officer of Aura, a large real estate company in Israel. From 2015-2017, Mr. Be’eri was the Head of the Traffic Division of the Israeli Police, and from 2011-2015, Mr. Be’eri was Head of Human Resources for the Israeli Police. Mr. Be’eri holds a BA in Social Sciences from the University of Haifa and an MBA in Business Administration from the University of Derby.

Proposed Resolutions

It is proposed that at the annual meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Ori Gilboa as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Jacob Tenenboim as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Yaron Be’eri as an independent director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect the director nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of each of the foregoing director nominees.

PROPOSAL 4:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Background

At the annual meeting, you will be asked to approve the reappointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditors for the year ending December 31, 2022, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2021	2020
Services Rendered	(NIS in thousands)
Audit (1)	118	118
Audit related services (2)	367	177
All other fees(3)	—	3
Total	485	298

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents and comfort letters for registration statement filings.

(3)	All other fees consist of fees for services provided in connection with the assessment and reports of our compliance programs.

Proposed Resolution

It is proposed that at the annual meeting the following resolution be adopted:

“RESOLVED, that the appointment of Fahn Kanne & Co. Grant Thornton Israel as the independent auditors of the Company for the year ending December 31, 2022, and until our next annual general meeting of shareholders of the Company be, and it hereby is, approved and the Board of Directors be, and hereby is, authorized to fix the compensation of the independent auditors.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors to fix the independent auditors’ compensation.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the annual meeting, in accordance with the requirements of the Israeli Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2021, will be presented. We will furthermore hold a discussion with respect to such financial statements at the annual meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements may be reviewed at the “Investor Relations” portion of our website at https://saver.one/en/home/, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor’s report, audited consolidated financial statements or the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 19, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 19, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
September 19, 2022